AEM SPA

05012348

FILE NO. 82-4911

N. AFG/SLS/SES/455/2005/MAN/as
(da citare nella risposta)

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

October 28, 2005

SEC MAIL PROCESSING
RECEIVED
NOV 0 4 2005
WASH, D.C. 185

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

SUPPL

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
NOV 0 8 2005
THOMSON
FINANCIAL

Encl.

- 3.2004

AEM SPA

PRESS RELEASE

SHAREHOLDER'S MEETING CONFIRMED THE APPOINTMENT OF LUIGI GALASSI TO THE BOARD OF DIRECTORS.

Milan, 28th October 2005 – The Shareholders' Meeting of Aem S.p.A. has met today in first call and confirmed the appointment of Luigi Galassi to the Board of Directors.
Mr. Luigi Galassi, who was coopted by the Board on September 29, will remain in office until the Shareholders' Meeting is convened to approve the financial statements at December 31, 2007.

For further informaton
Investor Relations
Tel. 027720.3879
ir@acm.it
www.aem.it